Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: February 23, 2005

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Press release

Belgacom SA and Swisscom Fixnet AG to combine international
carrier businesses

Belgacom and Swisscom Fixnet have signed an agreement to combine their international carrier businesses into a joint venture. This transaction will enable the newly created company to reinforce its market position and competitiveness in the international carrier market while realising synergies. Belgacom SA will own 72% and Swisscom Fixnet AG 28% of shares in the new company, which will have its headquarters in Belgium.

Belgacom SA and Swisscom Fixnet AG are to establish a joint venture in which Belgacom will own a 72% stake, while Swisscom Fixnet will contribute its international carrier business in exchange for a 28% stake. Headquarters will be located in Brussels with a satellite office in Switzerland. The Belgacom offices in Dubai, New York and Singapore will be maintained. While employment opportunities in the new company will be offered to Swisscom employees, approximately 100 of the 124 jobs in Switzerland are to be phased out within the next three years. The Swisscom affected employees will benefit from Swisscom’s comprehensive social plan which is already in place. Belgacom International Carrier Services employment will not be affected by the transaction.

A leading international voice carrier

The international carrier business is affected by strong competition, overcapacity and the associated severe pressure on prices. This transaction will create a strong new player in the international carrier business. This increase in scale will improve the joint venture’s competitive strength on the international market.In the joint venture, Belgacom and Swisscom Fixnet will capitalise on their existing strengths in the international wholesale voice business while reinforcing offerings that address the voice and data needs of mobile operators. All commitments and financial obligations towards customers and suppliers will be assumed by the joint venture.

Swisscom AG Group Media Relations 3050 Bern	Phone Fax	+41-31-342 91 93 +41-31-342 06 70	www.swisscom.com media@swisscom.com

The transaction is expected to be cash-flow positive for both shareholders as from completion. The Boards of Directors of Belgacom and Swisscom have unanimously approved this transaction, completion of which is subject to the approval of the relevant competition authorities.

Commenting on the deal, Bridget P. Cosgrave, CEO of Belgacom International Carrier Services, said: “Our customers will benefit from the reinforced size and scale of the combined entity together with our proven quality of service. In merging, we have fulfilled one of the strategic objectives of the Belgacom Group: We have taken a first step towards the consolidation of the international carrier segment, and are proud to be one of the leading international wholesale carriers worldwide.”

According to Christoph Brand, Head of Swisscom Fixnet Wholesale, responsible for the national and international wireline networks and wholesale business, “The Joint Venture strengthens the competitiveness of the Swisscom Group while at the same time allowing Swisscom Fixnet to continue its focus on our core national network and wholesale business. Due to the joint venture’s enhanced purchasing power, Swisscom Group companies will be able to obtain better prices for termination in foreign countries while maintaining the high quality standard for which Swisscom is universally renowned.”

Brussels/Berne, February 23, 2005

For more information, contact:
Belgacom Press Relations department:
Thierry Bouckaert, at +32 2 202 8250 or +32 475 22 22 00 (thierry.bouckaert@belgacom.be)
Jan Margot at +32 2 202 85 01 or +32 475 58 50 37
(jan.margot@belgacom.be)
Swisscom Press Relations department:
Tel. +41 31 342 91 93
media@swisscom.com

Belgacom (http://www.belgacom.be) is the leading telecommunications company in Belgium and a market leader in a number of areas, including retail and wholesale fixed-line telephony services, mobile communications services and broadband data and Internet services. Belgacom offers a comprehensive range of voice, data and Internet

Swisscom AG Group Media Relations 3050 Bern	Phone Fax	+41-31-342 91 93 +41-31-342 06 70	www.swisscom.com media@swisscom.com

fixed-line services to residential and business customers. At the end of June 2004, Belgacom provided approximately 5.2 million fixed connections for residential and business customers. Belgacom Mobile is the leading provider of mobile communications services in Belgium through its Proximus and Pay & Go brands, with approximately 4.2 million active customers.

Swisscom Fixnet AG is part of Switzerland’s leading telecoms provider, the Swisscom Group (http://www.swisscom.com), and covers the entire national and international fixed-network telephony business, including the associated network infrastructure and the resale of network services (Wholesale). Within the space of a single year Swisscom Fixnet has more than doubled the number of its ADSL access lines and, under the Bluewin brand, has further expanded its leadership in the Internet provider market. Swisscom Fixnet has a workforce of around 7,700.

Swisscom AG Group Media Relations 3050 Bern	Phone Fax	+41-31-342 91 93 +41-31-342 06 70	www.swisscom.com media@swisscom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: February 23, 2005	by:	/s/ Stephan Wiederkehr
		Name:	Stephan Wiederkehr
		Title:	Senior Counsel Head of Corporate & Financial Law